SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of DECEMBER 2007

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2007

Grupo TMM, S.A.B.

By:
______________________________________
Juan Fernández Galeazzi
Financial Director and Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated December 14, 2007 (GRUPO TMM ANNOUNCES APPROVAL OF SHARE REPURCHASE PROGRAM)

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Chief Financial Officer	1-312-726-3600
011-525-55-629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Monica Azar
Investor Relations
011-525-55-629-8866 ext. 3421 or 1-917-597-5361
(monica.azar@tmm.com.mx)

GRUPO TMM ANNOUNCES APPROVAL OF SHARE REPURCHASE PROGRAM

(Mexico City, December 14, 2007) - Grupo TMM, S.A.B. (NYSE:TMM and BMV:TMM A; "TMM"); a Mexican intermodal transportation and logistics company, announced today that the board of directors and the shareholders meeting of Grupo TMM approved a share repurchase program (“the Program”). The Company’s board of directors gave its approval to constitute a reserve fund to repurchase shares during the last board meeting held in November.

This Program could be executed through the Mexican Stock Exchange when trading Series “A” Shares, or through the New York Stock Exchange when trading ADRs. The Program has been approved for an amount of up to $10 million.

Repurchases under the Program, if any, will be made in the open market at such times and in such amounts as the Company’s designated officer deems appropriate. The Company intends to effect any ADR repurchases in compliance with SEC Rule 10b-18 and any “A” Share repurchases in compliance with the Mexico’s Securities Law or Ley del Mercado de Valores. The timing and actual number of “A” Shares and/or ADRs repurchased will depend on a variety of factors, including price, market conditions and applicable legal requirements. The Program does not obligate the Company to repurchase any specific number of “A” Shares or ADRs and may be suspended or terminated at any time without prior notice. Shares or ADRs repurchased will be held as treasury shares. As of December 12, 2007, the Company had 56,963,137 shares outstanding, including 46,547,916 shares represented by ADRs.

José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “I am pleased to announce the approval of the repurchase fund of the Company, which I anticipate will increase the Company’s stock liquidity and reflects the commitment I have to the business plan and future growth of Grupo TMM”.

Headquartered in Mexico City, TMM is a Latin American intermodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.